Mail Stop 3561

March 20, 2007

Via US Mail and Facsimile

Mr. Massimo Branda
Head of Administration, Tax and
 Corporate Affairs
Benetton Group S.p.A.
Via Villa Minelli 1
31050 Ponzano Veneto
TV, Italy

> **Re:** **Benetton Group S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 27, 2006**
> **Form 6-K filed October 10, 2006**
> **File No. 001-10230**

Dear Mr. Branda:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely yours,

Michael Moran
Branch Chief